Béghin Say

02 JUL 17 AM 12:38

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549 - USA

SECRÉTARIAT GÉNÉRAL

File n: 82-5209

Direct line 01.41.43.10.21
Fax 01.41.43.11.55
O Ref. CCS/SD/2002-07-08-01
E-mail : cchalon@fr.beghin-say.com

02042678

SUPPL

July 8th 2002

Re: Disclosure Materials provided by Béghin-Say pursuant to Application for exemption under Rule 12g3-2(b).

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

Please find attached disclosure materials for Béghin-Say. Béghin-Say is [providing] these documents to you pursuant to its obligations under Rule 12g3-2(b) (1)(i):

- Addition to the Publication of the accounts as of December 31, 2001 in the "Bulletin des Annonces Légales Obligatoires",

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours.

Catherine CHALON-SZYMANEK
General Secretary

7/17

BALO
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ANNONCES LÉGALES OBLIGATOIRES
ANNEXÉ AU JOURNAL OFFICIEL DE LA RÉPUBLIQUE FRANÇAISE

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Les Annonces financières obligatoires sur Internet

www.journal-officiel.gouv.fr

SOMMAIRE

ÉMISSIONS ET COTATIONS

VALEURS FRANÇAISES

ACTIONS ET PARTS

VALEURS ÉTRANGÈRES

ACTIONS ET PARTS

BONS D'OPTIONS SUR TITRES ET SUR INDICES

Le numéro : 0,69 €
Abonnement. - Un an *(décret n° 2001-955 du 19 octobre 2001)* :
France et outre-mer : 186,50 € (86,30 € + 100,20 € de frais de port) - **Etranger :** 275,30 € (86,30 € + 189,00 € de frais de port)
Tout paiement à la commande facilitera son exécution

moins que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes annuels, établis conformément aux règles et principes comptables applicables en France, sont réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice.

Sans remettre en cause l'opinion exprimée ci-dessus, nous attirons votre attention sur les points suivants :

— L'introduction de l'annexe concernant les changements de présentation liés à l'application du règlement nº 2000-03 du Comité de la réglementation comptable relatif aux états de synthèse individuels des entreprises relevant du Comité de la réglementation bancaire et financière.

— La note 6.2 de l'annexe concernant les provisions constituées pour faire face à des litiges avec la clientèle.

II. Vérifications et informations spécifiques. — Nous avons également procédé, conformément aux normes professionnelles applicables en France, aux vérifications spécifiques prévues par la loi.

Nous n'avons pas d'observation à formuler sur la sincérité et la concordance avec les comptes annuels des informations données dans le rapport de gestion du conseil d'administration et dans les documents adressés aux actionnaires sur la situation financière et les comptes annuels.

En application de la loi, nous vous signalons que, contrairement aux dispositions de l'article L. 225-102-1 du Code de commerce, votre société n'a pas mentionné dans son rapport de gestion les informations relatives à la rémunération totale et aux avantages de toute nature versés durant l'exercice à chaque mandataire social par elle-même et par les sociétés qu'elle contrôle au sens de l'article L. 233-16 du Code de commerce.

Le 6 mai 2002.

Les commissaires aux comptes :

Cabinet Denjean : THIERRY DENJEAN ; Ernst & Young Audit : JEAN-LOUIS ROBIC.

VII. — **Rapport de gestion.**

Le rapport de gestion est à la disposition au siège social et au greffe du Tribunal de commerce de Paris.

23126

BEGHIN-SAY

Société anonyme au capital de 25 668 609 €.
Siège social : 12, rue Joseph-Béghin, 59239 Thumeries.
414 713 628 R.C.S. Lille.
Exercice social : du 1er janvier au 31 décembre.

I. — Les comptes sociaux, les comptes consolidés de l'exercice 2001 et le projet d'affectation du résultat, publiés au *Bulletin des Annonces légales obligatoires* du 29 avril 2002, pages 7697 à 7713 ainsi que l'avis rectificatif publié au *Bulletin des Annonces légales obligatoires* du 17 mai 2002, page 11083, ont été approuvés sans modification par l'assemblée générale mixte du 6 juin 2002.

II. — Les comptes annuels ont été déposés au greffe du Tribunal de commerce de Lille le 19 juin 2002.

III. — **Attestations des commissaires aux comptes.**

A. Extrait du rapport général sur les comptes sociaux. — « Nous certifions que les comptes annuels, établis selon les principes comptables français, sont réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice. »

Fait à Neuilly-sur-Seine,
Le 14 mars 2002.

B. Extrait du rapport sur les comptes consolidés. — « Nous certifions que les comptes consolidés, établis conformément aux règles et principes comptables applicables en France, sont réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation. »

Fait à Neuilly-sur-Seine,
Le 14 mars 2002.

Les commissaires aux comptes :

Gramet Nahum & Associés : WILLIAM NAHUM ; Deloitte Touche Tohmatsu : DOMINIQUE EVRARD.

23439

BENETEAU S.A.

Société anonyme au capital de 8 714 720 €.
Siège social : Z.I. des Mares, 85270 Saint Hilaire de Riez.
487 080 194 R.C.S. La Roche sur Yon. — APE : 741 J.
Exercice social : du 1er septembre au 31 août.

Chiffre d'affaires comparés.
(En milliers d'euros.)

	Exercice 2001/2002	Exercice 2000/2001
1º) Consolidé :		
Premier trimestre	97 652	64 161
Deuxième trimestre	152 734	130 257
Troisième trimestre	217 597	228 426
	467 983	422 844
2º) Société-mère :		
Premier trimestre	978	552
Deuxième trimestre	1 783	1 597
Troisième trimestre	1 736	1 502

23506

BMW FINANCE

Société en nom collectif au capital de 25 500 000 €.
Siège social : 3, avenue Ampère, 78180 Montigny-le-Bretonneux.
343 606 448 R.C.S. Versailles.

Rectificatif aux documents comptables annuels publiés au *Bulletin des Annonces légales obligatoires* du 17 juin 2002.

1º) Page 14570, note 1. — Principes et méthodes appliquées, le paragraphe : « d) Impôts sur les sociétés » est à rétablir comme suit : « Il n'est pas constaté d'impôt différé actif ou passif dans les comptes sociaux.

La société étant constituée en nom collectif, la charge fiscale de BMW Finance SNC et de ses deux filiales BMW Lease SNC et BMW Location SNC, est supportée par les associés de BMW Finance ».

2º) Page 14574, la note 26. — Evénements sur l'année en cours, est à rétablir comme suit : « Création le 17 septembre 2001 de la SAS Alphabet, 100 % filiale de BMW Finance ».

23552

CAISSE REGIONALE DE CREDIT MARITIME DU LITTORAL CHARENTAIS

Société régie par la loi nº 84-454 du 15 juin 1984.
Siège social : 54-56, avenue Albert-Einstein, parc technologique des Minimes, 17000 La Rochelle.
715 950 143 R.C.S. La Rochelle.

— Les comptes annuels, le rapport de gestion et les rapports du commissaire aux comptes concernant l'exercice 2001, approuvés par l'assemblée générale ordinaire du 22 mai 2002 ;

— Le rapport du conseil d'administration, approuvé par l'assemblée générale extraordinaire du 22 mai 2002,

ont été publiés dans le journal d'annonces légales « Le Littoral de la Charente-Maritime », nº 4828 du 7 juin 2002 et 4829 du 14 juin 2002.

Pour avis.

23433

CARR FUTURES SNC

Société en nom collectif au capital de 8 512 000 €.
Siège social : 119, rue Réaumur, 75002 Paris.
343 711 255 R.C.S. Paris.

Documents comptables annuels.

I. — **Bilan au 31 décembre 2001.**
(En euros.)

Actif	31/12/01 Brut	Amortissement, provisions	Net	31/12/00
Caisse, banque centrale, C.C.P.	6 280 720		6 280 720	3 988 18
Effets publics et valeurs assimilées	267 182 219		267 182 219	
Créances sur les établissements de crédit	677 408 666		677 408 666	758 846 62